Filed by:  Federated MDT Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated MDT Tax Aware/All Cap Core Fund
Commission File No. 811-21904
TheAltmanGroup
Shareholder Services

February 12, 2010

URGENT

Re:  Your Investment With Federated MDT Funds

Dear Shareholder,

We have attempted to contact you numerous times regarding an important matter pertaining to your investment in one or more of the Federated MDT Funds.

Please contact me immediately at 1-866-521-4192 ext. 6453 – Monday through Friday 9 a.m. to 10 p.m. Eastern Time.   This matter is very important, but will take only a moment of your time.  The Altman Group has been engaged by Federated MDT Funds to contact you.  This is not a scam and no personal information is required when calling.

Thank you in advance for your assistance with this matter.

Sincerely,

Frederick M. Bonnell
Shareholder Services

TAGID#HERE

The Altman Group, Inc., 60 East 42nd Street, New York, NY 10165